November 2, 2015

Board of Trustees
Series Portfolios Trust
615 East Michigan Street
Milwaukee, WI 53202

To the Board of Trustees:

In order to provide the Series Portfolios Trust (the “Trust”) with initial capital to enable the public offering of each series of shares of beneficial interest of the Trust (each, a “Fund”), Weiss Multi-Strategy Advisers LLC (“Weiss”) hereby subscribes to purchase 5,000 Class I shares and 5,000 Class K shares of the Weiss Alternative Balanced Risk Fund at a price of $10.00per share, for a total of $100,000.

Weiss represents and warrants that such purchase of shares is being made for investment purposes and not with a view towards the distribution thereof, and without any present intention of selling such shares.

Sincerely,

By:
/s/ Pierce Archer
Name:  Pierce Archer
Title: Senior Vice President